 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

ANNUAL INFORMATION FORM AMENDED

DIGATRADE FINANCIAL CORP.

FORWARD-LOOKING STATEMENTS

This report contains certain statements that constitute forward-looking information relating to Digatrade Financial Corp. (“Digatrade” or the “Company”). These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect the Company’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, Digatrade is able to finance future acquisitions on reasonable terms; and that Digatrade maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. Digatrade undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

1.1
This AIF/A Report is dated September 9, 2019

ITEM 2. TABLE OF CONTENTS

Item 1 Cover Page
1.1 Date

Item 2 Table of Contents
2.1 Table of Contents

Item 3 Corporate Structure
3.1 Name, Address and Incorporation
3.2 Intercorporate Relationships

Item 4 General Development of the Business
4.1 Three Year History

Item 5 Description of the Business
5.1 General
5.2 Risk Factors

Item 6 Dividends and Distributions

Item 7 Description of Capital Structure
7.1 General Description of Capital Structure
7.2 Constraints
7.3 Ratings

Item 8 Market for Securities
8.1 Trading Price and Volume
8.2 Prior Sales

Item 9 Escrowed Securities and Securities Subject to Contractual Restriction on Transfer
9.1 Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

Item 10 Directors and Officers
10.1 Name, Occupation and Security Holding
10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions
10.3 Conflicts of Interest

Item 11 Promoters

Item 12 Legal Proceedings and Regulatory Actions

Item 13 Interest of Management and Others in Material Transactions

Item 14 Transfer Agents and Registrars

Item 15 Material Contracts

Item 16 Interests of Experts
16.1 Names of Experts
16.2 Interests of Experts

Item 17 Additional Information
17.1 Additional Information

ITEM 3. CORPORATE STRUCTURE

Digatrade Financial Corp. (referred to as “Digatrade” or “the Company”), is a British Columbia corporation, incorporated on December 28, 2000. The Company is listed as a fully reporting issuer on the OTC Market Group Inc.’s “Pink” marketplace, and trades under the symbol “DIGAF.PK”. The registered and corporate office is at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company does not have an agent in the United States.

As of the date of this report, the Company has four wholly-owned subsidiaries, Digatrade Limited (a British Columbia corporation), Digatrade Limited (a Nevada corporation), Digatrade (UK) Limited (a United Kingdom corporation) and Securter Systems Inc., (a Canadian Federal Corporation).

Digatrade Limited (a British Columbia corporation), Digatrade Limited (a Nevada corporation), and Digatrade (UK) Limited (a United Kingdom corporation) were incorporated during the year ended December 31, 2015.

Securter Systems Inc. was incorporated in January 2019.

ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS

4.1. Three Year History

The Company was incorporated in British Columbia under the name Black Diamond Holdings Corporation on December 28, 2000. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008, the Company changed its name to Rainchief Energy Inc., and on February 19, 2015, to Bit-X Financial Corporation. On October 27, 2015, the Company changed its name to Digatrade Financial Corporation.

Digatrade operates as a financial technology (FinTech) services company. The Company has been focused on the financial technology industry since 2015. During that time, the Company has pursued several different areas of business including blockchain development services, transaction services for crypto-currencies (e.g. Bitcoin) and other related financial services technologies.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. However, effective October 17, 2018, the Company closed its online retail trading platform, although the Company may continue to evaluate opportunities and continue with research in digital-asset trading for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology services (non-trading) sector.

On February 28, 2019 the Company executed a definitive agreement (the “Securter Agreement”) with Securter Inc., a private Canadian Corporation (“Securter”) that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Securter Agreement with Securter sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

Pursuant to the terms of the Securter Agreement, the parties agreed to form a subsidiary of Digatrade, Securter Systems, Inc. (“Securter Systems”), and assign all of the assets and intellectual property of Securter into Securter Systems. Securter Systems has been created to launch and commercialize the Securter technology under Digatrade. The consummation of the Securter Agreement is subject to certain milestone events, including the contribution of capital by Digatrade to Securter Systems.

ITEM 5. DESCRIPTION OF THE BUSINESS

5.1
General

Securter Systems is a newly-formed subsidiary of Digatrade. The name Securter describes both the technology itself and Securter Systems that is developing a proprietary payment platform that increases the security of credit card holder information and enhances the authentication of online credit card purchases. These enhancements help online merchants and banks significantly reduce Card-Not-Present (“CNP”) fraud. CNP Fraud losses are estimated at over US$6 Billion annually in North America.

Securter Systems may also reduce the costs associated with PCI DSS compliance, a payments industry processing protocol. Securter Systems technology, which is now patent pending, focuses on cardholder identification for transaction verification.

Following EMV (a credit card cooperative association) technology migration to reduce counterfeit fraud at “point of sale” (POS), criminals are currently able to steal credit card information from personal computers & open public networks. Securter Systems has researched and is developing the software and hardware of a next generation of online user authentication that is based on remote processing of EMV/smart credit/debit cards. Securter Systems’ payment platform adapts and extends conventional and existing methods, by going beyond the most reliable EMV technology (currently intended for physical Point of Sales / POS) to secure EMV online payments as well.

The research and development is related to the cyber-security field, in order to provide robust system architecture without dependence upon any kind of personal computer vulnerabilities. This is possible because all operations are performed on two trusted sides – the bank side and a smart-card secured microprocessor. This eliminates the need for costly risk management by intermediate servers (that is the norm today).

Intellectual Property

We rely on Patent (pending), trademark, copyright and trade secret laws, confidentiality procedures, and contractual provisions to protect our technology.

Our IP includes  "know how", programming code, business plans, potential customer and partner lists, ideas related to R&D cycle and other confidential information to protect IP as trade secrets.

As of November 19, 2015, we had filled provisional patent pending application that was continued as a PCT patent application that currently started the examination in the United States and Canada. Securter Systems Inc. International Patent Application “Coordinator managed payments” No. PCT/CA2016/051294  intended to cover overall payment/authentication system architecture and possible implementation of a very secure payment terminal.

The proposed payment system architecture allows:

*very reliable customer authentication and authorization based on processing smart cards

* technology implementation in a variety of potential business directions such as e-commerce/retail, e-gov (Digital ID), IoT payments/authentication, e-banking (especially for unbanked population), digital authentication services, blockchain cryptocurrencies, etc.

US Patent application status:

On May 21st, 2019 we had filled US Revival Patent application and assignment (including a Petition to revive) with the United States Patent and Trademark Office. This application was filed as a small entity (less than 500 employees) and the application number is 16/462,548.

On June 12th, 2019 we have received notice that the application was revived as of June 11th, 2019.

Canadian Patent application status:

We have received the Notice of National Phase Entry for the Canadian patent application, indicating that this application was accorded the filing date of November 7, 2016, and assigned Application No. 3,040,776.

Provisional Rights: This application has been laid open to public inspection. In Canada, “reasonable compensation” is available for infringing activities occurring after the laid open date and before the patent issue date.

Substantive Examination:  A request for substantive examination, along with the examination fee, must be submitted within five years of the filing date, or by November 7, 2021.

Vision

Our belief is that enormous resources are being wasted on fraudulent Card-Not-Present (CNP) transactions. We aim to bring a convenient, more affordable and safer solution to cardholders, merchants and financial institutions. We intend to innovate the payment space by collaborating with financial institution stakeholders. Our revenue model is to share in the resulting transaction fees, by being an integral part of the transaction processing.

History

The initial technology idea was introduced by Securter’s founders. In 2013 an agreement was signed by them with Mr. Steve Epstein, now serving as CEO of Securter, to develop a business plan and to find ways to adapt the technology to the marketplace. Since 2013 Securter‘s founders have achieved Technology Readiness Level (TRL) 6 - which includes a working prototype tested in the lab environment. On February 26th 2019 Securter’s founders approved the Securter Agreement with us. This was reported by SEC Form 6-K, which filing included a copy of the agreement. The Securter Agreement called for the formation of a new Digatrade subsidiary (Securter Systems Inc) to receive and hold all the Securter founders’ technology related assets and intellectual property, including existing and future patent rights.

Under the agreement, Digatrade will fund our new subsidiary up to US$3 Million in operational financing. This will enable the subsidiary to make its technology market-ready for launch through alliances with established payment service providers and other FinTech industry channels.

Previously, Securter’s founders, through their predecessor company, Securter Inc., submitted a provisional patent under PCT rules (Patent Community Treaty), and received letters of intent for partnership / collaboration with companies specializing in cyber-security and ASIC design & development, and had been accepted into the IBM Global Entrepreneur Program.

The Market

Online shopping is a thriving sector within world commerce. Retail e-commerce sales worldwide are on-track to nearly double between 2016 and 2020. Internet-savvy buyers are determined to spend time researching products online and reading online reviews in order to get the best deal possible. Around 42 percent of U.S. consumers have searched and purchased products or services online, while 14 percent prefer searching online and buying in store. Retail sales from worldwide electronic commerce are expected to grow from $2.3 trillion U.S. dollars in 2017 to almost $4.9 trillion in 2021.

Technical and Commercial objectives

Securter will proceed further with the development of its online payments system to become fully ready for demonstrations in an operational environment and field testing by 2020.

Securter Systems currently has a functional “Alpha” prototype and will proceed with the development of its online payments system that will be available for demonstrations in an operational environment and field testing.

Projected timetable: Securter Systems will proceed in the 8 months post Regulation A funding (Phase 1) with the Payment Card Industry Data Security Standard (PCI DSS) Compliance that applies to companies that process and transmit cardholder data; Payment Service Provider (PSP) integration; Mobile Application development; Server Side (Back End) and Website (Front End) development. By the end of this phase, Securter will start a real-world pilot with on-line merchants. We already have interested prospective implementation partners. This is why we believe that our transaction fee revenue sharing model is realistic.

In Phase 2, Securter Systems will make improvements based on Phase 1 tests and demonstrations (developmental testing and evaluation of whether the Securter platform meets operational requirements) and testing actual applications of the technology in its final form under real-life conditions.

Costs of Development

Approximately $30,000 (US$22,496) in costs have incurred to date paid for by Digatrade and thousands of working hours in R&D and business development. The Company anticipates additional research and development of the Securter technology will cost US$3,000,000.

The anticipated technology development costs and key personnel hires in year-one will be approximately US$1.14m. The Subsidiary team will consist of one full-time CTO, CINO or VP of R&D, three full-time company developers, scientific adviser, one full-time technical support person, web programmer, web designer, 3rd party software development company and HW development company. Additional PCI and EMV L2 certifications will be approximately US$190k.

Securter Agreement

Structure

On March 20, 2019, Digatrade incorporated Securter Systems Inc. as a wholly owned subsidiary.

On April 8, 2019, Securter Systems received a transfer of Intellectual Property, including Patents and Trademarks from Securter Inc. Subject to the terms and conditions of the Agreement with Securter Inc., Securter Systems will issue to shareholders 30,000,000 Class “A” Voting Shares “Shares” and Digatrade has the option to purchase via subscription up to 12,900,000 Shares at a price of US$0.23, for a total investment of up to US$3.0m.

On June 19, 2019 30,000,000 shares were issued to shareholders of Securter and 100,000 class “B” supervoting shares (1000 votes each) issued to Digatrade Financial Corp. Digatrade retains voting control due to its supervoting shares as well as a board seat (see below) and certain protective provisions in Securter Systems governing documents.

Board of Directors

As per terms of the Digatrade and Securter agreement the board of directors of Securter Systems shall initially be the following three (3) members:

(a)
One third (1/3) of the Board must be represented by Digatrade nominees, which individual shall initially be James D. Romano;

(b)
One third (1/3) of the Board must be represented by Securter nominees, which individual shall initially be Steve Epstein; and

(c)
One third (1/3) of the Board must be represented by an independent nominee mutually acceptable to both Digatrade and Securter, which individual shall initially be Andrei Grenader.

Termination

Should Digatrade fail to purchase Shares in Securter Systems within 120 days from the date of the Agreement and 90 days from the date of any previous purchase then Digatrade’s right to purchase Common Stock in Securter Systems shall be terminated. Digatrade will retain all shares acquired at formation and/or purchased regardless of termination.

Technology Rights

All developments, rights to the technology will be the exclusive property of Securter Systems and it will have sole discretion and responsibility to deal with developments.

5.2 Risk Factors

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan.
For the year ended December 31, 2018, we recorded a net loss of from operations of $1,122,820 (US$866,822) as compared to a net loss of $674,520 (US$520,199) for the year ended December 31, 2017. The financial statements have been prepared using IFRS principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements for the year ended December 31, 2018, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $6,298,938 (US$5,725,781) as at December 31, 2018. Operations for the year ended December 31, 2018 have been funded primarily from the issuance of share capital, debt financing and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, raising debt finance and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least US$3,000,000 to further fund the development of a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing, reducing financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. A full implementation of our business plan will be delayed until the necessary capital is raised.

We cannot predict when or if we will produce revenues.
We have not generated any revenue to date from operations. In order for us to continue with our plans and open our business, we must raise capital. The timing of the completion of the milestones needed to commence operations and generate revenues is contingent on the success of this raise. There can be no assurance that we will generate revenues or that revenues will be sufficient to maintain our business.

Our entry into the development of a secure mobile application for card not present “CNP” transaction business may not be successful and there are risks attendant on these activities.
 The Financial Technology “FinTech” business is extremely competitive. There are many companies, large and small entering the market with the capital to develop and create new innovative applications resulting in a highly competitive and fast-moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem for secure online payments is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

Cybersecurity risks associated with the FinTech industry are becoming increasingly challenging and we may be unable to meet future regulatory requirements related to data protection and privacy.
Cybersecurity is becoming increasingly challenging with the growth in the number of hackers and financial stalkers seeking opportunities to disrupt operations and/or extort funds from persons or companies whose cybersecurity measures were unable to prevent malicious data harvesting and misuse. We cannot guarantee that all such attempts shall be defeated, nor that our intellectual property shall remain beyond the reach of parties seeking proprietary insights. Data protection and privacy is never absolute, regardless of method(s) used. Independent of any 3rd party malicious intent referred to above, there is a risk that despite best efforts our data protection and privacy shall not meet a future regulatory definition of a reasonable standard, if it is imposed or “expected” retroactively. Information at risk may or may not be financial in nature and may or may not be our own information. We do not have sufficient resources to evaluate all possible outcomes, or all possible measures that we could take now, or could have taken in the past, to attain an even higher level of diligence and care than we are taking presently.

Regulatory compliance in the FinTech sector is evolving.
We are unable to guarantee that we will be able to proceed with all desired plans if the regulatory environment changes in a manner that undermines existing business plans. Such regulations have an impact in every country in which we will be deriving revenue from licensing or by any other commercial mechanism.

We may be unable to meet growth Open Source technology trends which could have a detrimental impact on our business.
Open source software compliance and vulnerability management has become an area of risk due to the expanding scope of this realm of software. We cannot ensure that we will at all times fully understand the state-of-the-art standing of every aspect of our own development goals until such time that a sufficient expenditure of time, money and effort has been made to understand all open source material and trends, and their relevance to our own interests.

Customers may not adapt to our new technology which may affect our ability to generate revenues in the future.
Culture risk emerges when our organization interfaces with financial institutions as our customers. We do not know in advance whether all our customers will be willing to make changes, if necessary, to accommodate protocols that arise from the adoption of our technology, or incompatibility that may arise from the nature of our software development methods, including our approach to FinTech problem solving.

Reliance on systems governance on third party transactions may risk compliance issues.
Governance for intelligent automation is of increasing importance in business activity that is characterized by a large number of small-dollar-value transactions. Our revenue model requires sharing of transaction fees for commerce that, in aggregate, may represent millions or even hundreds of millions of consumer transactions. We may therefore need to rely upon systems-governance more than individual situational oversight where third party transactions are concerned. This may mean that non-compliance of some type may come to light too late to remedy in the immediate tense and may therefore only be correctable with systemic adjustment for the future.

FinTech is an emerging industry that may be subject to changes in accounting standards in the future the adoption of which may require time for our business to adjust.
 New accounting standards in the category of FinTech sector businesses may be introduced over time and have a bearing on our planning, execution and reporting in respect of issues that have hitherto been satisfactory and understood, but may require a period of transition to grasp implications at the strategic level and communicate same to shareholders effectively.
Use of data and analytics in our internal audit may become more complex as metadata becomes increasingly important to our analyses. It is not known whether the effect upon our internal practices of new analytics will remain permissible from the perspective of third-party audits occurring after-the-fact.

Our use of Cloud computing, data storage and/or cloud collaboration may not conform to future operational “best practices.
Transitioning to and operating “in the cloud” is a matter whose risks and rewards are subject to conflicting strategies even amongst companies who otherwise are considered to have best practices, operationally. It is not knowable in advance whether our own policies regarding the use of cloud computing, cloud data storage or cloud collaboration in our use of information, our sharing of information and our design of proprietary information assets will conform to a future interpretation of “best practices”, after cloud eco-system techniques and their implications are better understood.

We rely on third party service providers which we may not be able to control. This subjects us to risks for failure of performance in development of our business plan.
We will at all times in the pursuit of our goals rely on at least some expertise that is external to our company. Despite best efforts to vet the competency of service providers, it will not be possible to fully appreciate the quality of their contribution until after-the-fact, which may in some instances require second attempts, corrections or new directions. We shall always seek to mitigate our risk and liability arising from any failures of performance that may arise; however, it is not possible to quantify this in financial terms or predict it in operational terms. The risk in our development work is inherently high and does not diminish over time as we will continually focus on customer problems that require new solutions yet to be created.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.
We depend on the leadership and experience of our key executive and chairman, Brad Moynes. Mr. Moynes functions as our chairman and executive officer, and as such, we are heavily dependent upon him to conduct our operations. In 2018, the Company added two additional directors which now brings the board to four directors. We do not have key man insurance. If Mr. Moynes resigns or dies, there could be a substantial negative impact upon our operations. If that should occur, until we find other qualified candidates to become officers and/or directors to conduct our operations, we may have to suspend our operations or cease operating entirely. In that event, it is possible you could lose your entire investment.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, including those related to Securter technology, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.
Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of Canada or the United States. In addition, third parties may seek to challenge, invalidate or circumvent our intellectual property, or applications for same. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.
Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers for which we may be liable. As the number of service providers and competitors in our market increases and overlaps occur, infringement claims may increase.

Intellectual property claims against us, and any resulting lawsuits, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from developing and selling our products. Any of these situations could have a material adverse effect on our business.

These claims, regardless of their merits or outcome, would likely be time consuming and expensive to resolve and could divert management’s time and attention.

We are generally obligated to indemnify our end-customers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our software products, which could force us to incur substantial costs.
We have agreed, and expect to continue to agree, to indemnify our end-customers for certain intellectual property infringement claims regarding our software products. As a result, in the case of infringement claims against these end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Our end-customers in the future may seek indemnification from us in connection with infringement claims brought against them. We will evaluate each such request on a case-by-case basis and we may not succeed in refuting all such claims. If an end-customer elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

Risks Related to Our Stock

The market price of our shares may fluctuate significantly.
The market price and liquidity of the market for shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. Some of the factors that could negatively affect the market price of our shares include:

●
our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;

●
equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

●
loss of a major funding source;

●
actual or anticipated accounting problems;

●
changes in market valuations of similar companies;

●
adverse market reaction to any indebtedness we incur in the future;

●
speculation in the press or investment community;

●
price and volume fluctuations in the overall stock market from time to time;

●
general market and economic conditions, and trends including inflationary concerns, the current state of the credit and capital markets;

●
significant volatility in the market price and trading volume of securities of companies in our sector, which are not necessarily related to the operating performance of these companies;

●
changes in law, regulatory policies or tax guidelines, or interpretations thereof;

●
operating performance of companies comparable to us; and

●
short-selling pressure with respect to shares of our shares generally.

As noted above, market factors unrelated to our performance could also negatively impact the market price of our shares. One of the factors that investors may consider in deciding whether to buy or sell our shares is our distribution rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of our shares. For instance, if interest rates rise, it is likely that the market price of our shares will decrease as market rates on interest-bearing securities increase.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced.
If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.
Our stock trades on the OTC "Pink" Marketplace but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for energy generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market.
In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than US$5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As a "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of US$1 million or annual incomes exceeding US$200,000, or US$300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

If you are a United States investor, your legal recourse could be limited.
The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

ITEM 6. DIVIDENDS AND DISTRIBUTIONS

Not Applicable

ITEM 7. DESCRIPTION OF CAPITAL STRUCTURE

7.1
General Description of Capital Structure

Unlimited number of common shares, participating, voting (voting right of 1 vote per share), with no par value.

1,100,000 Class “B” common shares, non-participating, voting (voting right of 1,000 votes per share), with no par value.

7.2
Constraints

Not Applicable

7.3
Ratings

Not Applicable

ITEM 8. MARKET FOR SECURITIES

8.1
Trading Price and Volume

The Company's common shares are traded on the “OTC.PK” under the symbol DIGAF; the shares are not listed on any exchange or traded on any other medium. Trading commenced in the first quarter 2004 on the Pink Sheets and the Company then became a reporting issuer and was listed for trading on the OTC.BB during the second quarter of 2007.

The following table sets forth the high and low closing prices on the OTC Markets and the OTC.BB for the periods indicated, adjusted for the consolidations of the Company’s stock on March 22, 2010, April 3, 2013 and June 8, 2016.

	High Sales Price	Low Sales Price
By Month in 2018	US$	US$	Volume Traded
January 2018	$0.520	$0.205	12,852,900
February 2018	$0.259	$0.135	14,525,100
March 2018	$0.152	$0.104	5,449,400
April 2018	$0.156	$0.108	9,542,000
May 2018	$0.125	$0.080	4,832,500
June 2018	$0.086	$0.030	14,646,200
July 2018	$0.059	$0.031	33,216,100
August 2018	$0.039	$0.024	24,363,100
September 2018	$0.026	$0.009	34,252,000
October 2018	$0.014	$0.003	249,952,600
November 2018	$0.021	$0.007	300,749,800
December 2018	$0.007	$0.004	68,029,000

On December 31, 2018, the closing price was US$0.005 per share.

8.2
Prior Sales

On October 10, 2018, the Company passed a resolution authorizing the creation of 100,000 Class “B” common shares with the following characteristics: non-participating, no par value, and with the voting right of 1,000 votes per share. On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company and who is the holder of the 100,000 Class B Common Shares issued on October 10, 2018.

ITEM 9. Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	1,500	0.00%*
* Based on 302,251,877 shares of common stock and 1,100,000 shares of Class B common stock issued and outstanding as at June 30, 2019:

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 1,500 shares to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release these shares from escrow.

As of December 31, 2018 and June 30, 2019, the 1,500 shares were held in trust by the corporate lawyer and have not been returned to the Company’s Treasury.

ITEM 10. DIRECTORS, OFFICERS AND PROMOTERS

10.1
Name, Address, Occupation and Security Holdings

Name, Municipality of Residence	Position and Period with the Company	Principal Occupation During Last 5 Years	Number and Percentage of Common Shares Owned or Controlled
Bradley Moynes Vancouver, BC Canada	Chairman, Director Chief Executive Officer Interim Chief Financial Officer Since December 2000	CEO, Digatrade Financial Corp.	22,504,000 Common Shares (7.45%*) 1,100,000 Class B Common Shares (100%*)
Tyrone Docherty	Director Since July 2016	CEO, Deer Horn Capital	250,000 (0.0001%)
Timothy Delaney	Director Since November 2018	Business Advisor	-
* Based on 302,251,877 shares of common stock and 1,100,000 shares of Class B common stock issued and outstanding as at June 30, 2019:
** On May 21, 2019 Mr. James Romano resigned as a director of the Company and accepted the appointment of Chairman of Securter Systems Inc.

10.2
Corporate Cease Trade Orders or Bankruptcies

As of the date hereof, and within the ten years before the date hereof, no director or officer of the Company is, or has been, a director or executive officer of any issuer that, while that person was acting in that capacity:

(a)
was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days; and
(c)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets

10.3
Conflicts of Interest

Directors and officers of the Company may also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations, but only through exercise by the directors and officers of such judgment as is consistent with their fiduciary duties to the Company which arise under the CBCA and corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Company. All conflicts of interest will be resolved in accordance with the British Columbia Business Corporations Act (BCBCA) and other applicable law. Any transactions with directors and officers will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company and may be submitted to the shareholders for their approval to the extent required by the BCBCA or applicable Exchange Policies. To the best of their knowledge, the management of the Company is not aware of the existence of any conflicts of interest between any of their directors and officers as of the date of this AIF, other than as disclosed herein

ITEM 11. PROMOTERS

Not Applicable

ITEM 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of:

(a)
any legal proceedings to which it is a party, or by which any of its property is subject, which would be material to it and are not aware of any such proceedings being contemplated,
(b)
any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor making an investment decision and
(c)
any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF or in the financial statements of the Company for the financial year ended December 31, 2018 none of the directors or executive officers of the Company, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three years prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

ITEM 14. TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Action Stock Transfer Corp. 2469 E. Fort Union Blvd., Suite 214, Salt Lake City, UT 84121

ITEM 15. MATERIAL CONTRACTS

On February 28, 2019, the Company entered into an agreement with Securter Inc., in terms of which a newly formed corporation, Securter Systems Inc. (“SSI”) would acquire all the assets and liabilities of Securter Inc. Upon incorporation, SSI issued 25,937,594 Class A common shares to the shareholders of Securter Inc. and 100,000 Class B common shares to the Company. Each Class B common share is non-participating and carries 1,000 votes. The Company shall have the right to purchase up to 30.3% Class A common shares of SSI at a price of US$0.23 for a total purchase consideration of up to US$3,000,000, to fund the further development and commercialization of the Securter technology.

ITEM 16. INTEREST OF EXPERTS

16.1
Names of Experts

The financial statements of the Company for the fiscal year ended December 31, 2018 have been audited by WDM Chartered Professional Accountants, the auditors of the Company, located at 420-1501 West Broadway Vancouver British Columbia V6J 4Z6, who are independent in accordance with the Rules of Professional Conduct established by the Institute of Chartered Accountants of British Columbia.

16.2
Interests of Experts

Not Applicable

Item 17. ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Annual Financial Statements and Management Discussion and Analysis for the year ended December 31, 2018, may be found under its profile on SEDAR at www.sedar.com..

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp (Registrant)

Date: September 12, 2019	By:	/s/ Brad J. Moynes
Brad J. Moynes
Title: CEO